Albemarle Corporation and Subsidiaries

FIVE-YEAR SUMMARY	Exhibit 99.1

(In Thousands, Except for Per-Share Amounts and Footnote Share Data)

Years Ended December 31	2004	2003	2002	2001	2000
Results of Operations
Net sales	$1,513,737	$1,110,237	$1,007,918	$942,752	$941,449
Costs and expenses	1,411,656	1,017,413	905,099	844,302	791,287

Operating profit	102,081	92,824	102,819	98,450	150,162
Interest and financing expenses	(17,350)	(5,376)	(5,070)	(5,536)	(5,998)
Other (expense) income, net(a)	(12,887)	607	3,358	4,282	3,337

Income before income taxes	71,844	88,055	101,107	97,196	147,501
Income taxes	17,005	13,890	28,086	29,029	45,725

Income before cumulative effect of a change in accounting principle	54,839	74,165	73,021	68,167	101,776
Cumulative effect of a change in accounting principle, net(b)	—	(2,220)	—	—	—

Net income	$54,839	$71,945	$73,021	$68,167	$101,776

Financial Position and Other Data
Total assets	$2,442,745	$1,387,291	$1,200,398	$1,138,272	$981,803
Operations:
Working capital	$373,664	$271,298	$256,481	$79,824	$173,038
Current ratio	2.00 to 1	2.29 to 1	2.56 to 1	1.26 to 1	2.22 to 1
Depreciation and amortization	$97,268	$84,014	$80,603	$77,610	$73,750
Capital expenditures	$57,652	$41,058	$38,382	$49,903	$52,248
Investments in joint ventures	$9,913	$11,102	$2,714	$11,166	$6,890
Acquisitions, net of cash acquired	$785,247	$117,767	$—	$113,245	$35,006
Research and development expenses	$31,273	$18,411	$16,485	$21,919	$26,201
Gross margin as a % of net sales	19.7	21.5	23.1	23.5	28.8
Total long-term debt	$944,631	$228,579	$190,628	$170,215	$97,980
Equity(b)	$711,375	$636,221	$574,337	$599,623	$565,228
Total long-term debt as a % of total capitalization	57.0	26.4	24.9	22.1	14.8
Common Stock
Basic earnings per share(b)	$1.32	$1.74	$1.73	$1.49	$2.22
Shares used to compute basic earnings per share(c)	41,567	41,255	42,104	45,766	45,882
Diluted earnings per share(b)	$1.29	$1.71	$1.69	$1.47	$2.18
Shares used to compute diluted earnings per share(c)	42,527	42,146	43,137	46,524	46,606
Cash dividends declared per share	$.585	$.565	$.54	$.52	$.46
Shareholders’ equity per share(c)	$16.98	$15.46	$13.78	$13.18	$12.33
Return on average shareholders’ equity	8.1%	11.9%	12.4%	11.7%	19.2%

Footnotes:

(a)	Other (expense) income, net for 2004 includes foreign exchange hedging charges totaling $12,848 ($8,184 after income taxes) associated with contracts entered into by the Company to hedge the euro-denominated purchase price for the July 31, 2004 acquisition of the refinery catalysts business from Akzo Nobel N.V.

(b)	On January 1, 2003, the Company implemented SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

(c)	Shareholders’ equity includes the purchase of common shares amounting to: 2004—27,569; 2003—693,794; 2002—4,015,578; 2001—417,505 and 2000—574,091

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